Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

29 January 2013

PRIMA BIOMED TO PRESENT AT THE 15TH ANNUAL BIO CEO & INVESTOR CONFERENCE

SYDNEY, AUSTRALIA — Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) has announced today that Matthew Lehman, its Chief Executive Officer, will present at the 15th Annual BIO CEO & Investor Conference on Tuesday, 12 February 2013 at 11:30 am Eastern US Time in New York, NY. Mr. Lehman will provide an overview of the Company and its corporate activities.

The presentation will be a live audio webcast and may be accessed by visiting Prima BioMed’s website at http://www.primabiomed.com.au/investor/presentations.php. A replay of the webcast will be available for 90 days following the presentation.

ENDS

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889